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19008148

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTREPID INVESTMENT BANKERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BOULEVARD, SUITE 2200
(No. and Street)

LOS ANGELES (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDUARD BAGDASARIAN (310) 478-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARMANINO LLP
(Name – *if individual, state last, first, middle name*)

11766 WILSHIRE BLVD. 9TH FLOOR (Address) LOS ANGELES (City) CA (State) 90025 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, EDUARD BAGDASARIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTREPID INVESTMENT BANKERS LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

SEE ATTACHED ACKNOWLEDGEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2018

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On February 28 2019 before me, Adam M. Deragisch, Notary Public
(Here insert name and title of the officer)

personally appeared Eduard Bagdasarian,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Notary Public Signature

ADAM M. DERAGISCH
Notary Public – California
Los Angeles County
Commission # 2234300
My Comm. Expires Apr 12, 2022

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other __________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
DECEMBER 31, 2018

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Intrepid Investment Bankers LLC
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Intrepid Investment Bankers LLC as of December 31, 2018, in conformity with the accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statement, the Company has implemented Financial Accounting Standards Board Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Armanino LLP

Armanino LLP
Los Angeles, California

February 28, 2019

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current assets:		
Cash and cash equivalents	$	4,920,611
Accounts and other receivables		50,000
Prepaid expenses		318,269
Total current assets		5,288,880
Property, at cost:		
Computer equipment		334,863
Furniture and office equipment		999,332
Leasehold improvements		3,301,102
Software and website development		135,475
Total property, at cost		4,770,772
Less: accumulated depreciation and amortization		(1,187,076)
Property, net		3,583,696
Deposits		111,603
Total other assets		111,603
Total assets	$	8,984,179

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	32,325
Accrued compensation		347,103
Deferred revenue		864,394
Current portion of deferred rent		172,124
Total current liabilities		1,415,946
Long-term liabilities:		
Deferred rent, net of current portion		1,934,774
Total liabilities		3,350,720
Commitments and contingencies (See notes)		
Members' equity		5,633,459
Total liabilities and members' equity	$	8,984,179

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION

Intrepid Investment Bankers LLC (the Company) is a limited liability company organized pursuant to the Delaware Limited Liability Company Act. The Company is an investment bank with an emphasis in arranging mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) under the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in Accounting Principle

The Company has implemented Financial Accounting Standards Board Accounting Standards Update ("ASU") No. 2014-09. *Revenue from Contracts with Customers* ("Topic 606") ("ASU 2014-09"), which amends the existing accounting standard for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. ASU 2014-09 is now effective for the Company's fiscal year beginning January 1, 2018. The Company has adopted the provisions of this guidance on January 1, 2018 using the full retrospective approach. The Company has performed an assessment of its revenue recognition under ASU 2014-09 and has revised its recognition policy for engagement fee revenue (see Note 2 – "Revenue Recognition") which has resulted in a material change to previously reported amounts at December 31, 2017 (see Note 7).

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with original maturities of three months or less.

Revenue Recognition

Revenue from investment banking fees consists of contingent fees and engagement fees. Contingent fees are recognized when the services are completed, and the contingency no longer exists which is typically when a transaction closes. Engagement fees are nonrefundable and are recognized over the average life of an engagement which is estimated to be 11 months. Engagement fees may be recorded earlier if either of the following occur in less than 11 months (1) transaction closes or (2) client terminates services. The unearned portion of engagement fees is included within deferred revenue in the accompanying statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the year ended December 31, 2018, the Company recognized $10,655,922 in investment banking fee. This consisted of $8,993,270 and $1,662,652 of contingent fees and engagement fees, respectively. $407,046 of engagement fee revenue recognized in 2018 was included within deferred revenue at December 31, 2017.

At December 31, 2018, the Company has contract assets and contract liabilities of $268,784 and $864,394. Contract assets consist of sales commissions related t obtaining client engagement fee revenue and are being amortized over 11 months. Contract liabilities consists of deferred engagement fee revenue.

Accounts Receivable, Other Receivables and Allowance for Doubtful Accounts

Accounts receivable are client obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. The Company also has other receivables in 2018 totaling $50,000 related to a client engagement agreement payment. These funds were received from the client on January 1, 2019.

Bonuses Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2018, as bonuses payable, which are included in accrued compensation in the accompanying statement of financial condition. Accrued bonuses are based on scales established by, and discretionary decisions made by the Company's Board of Directors. All bonuses payable are expected to be paid in 2019.

Employee Loans

The Company from time to time makes unsecured, interest-bearing loans to non-member employees. The term of these loans usually range from 1 to 3 years. The Company currently has no loans issued to any employees.

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are three to five years. Leasehold improvements will be amortized over the life of the lease (102 months) using the straight-line method staring January 2018.

Income Taxes and Other LLC Fees

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact the operations of the LLC. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2013. There are no examinations currently pending.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the accrual of incentive compensation, the recognition of revenues earned and the collectability of accounts receivable at year-end. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in a single bank account. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

NOTE 3. LEASE COMMITMENT

During 2017, the Company entered into a new lease amendment agreement effective January 1, 2018. The lease expires June 2026. The initial monthly rental payments will be $84,921, escalating annually. The Company also received a one-time tenant improvement allowance from the landlord totaling $2,248,450. This will be amortized into rent expense using the straight-line method over the life of the lease (102 months) beginning in January 2018.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2019	1,049,619	1,142,019	92,400
2020	1,081,107	1,142,019	60,912
2021	1,113,540	1,142,019	28,479
2022	1,146,947	1,142,019	(4,928)
2023	1,181,355	1,142,019	(39,336)
Thereafter	3,115,544	2,855,046	(260,498)
Total minimum lease payments	$ 8,688,112	$ 8,565,141	122,971
Deferred tenant improvement			1,983,927
Total deferred rent			$ 2,106,898

NOTE 4. 401(k) / PROFIT SHARING PLAN

A 401(k) plan (the Plan) is maintained for the benefit of employees of the Company. The Plan is a defined contribution plan and covers all employees who have met certain qualifications. Under the terms of the Plan, employees are allowed to contribute up to the maximum allowed. The Company may make discretionary contributions to the Plan based on a percentage of the eligible employees' salaries. A safe harbor contribution of $22,835 was funded on January 22, 2019, for the plan year ended December 31, 2018 and has been included in accounts payable and accrued expenses in the accompanying statement of financial condition (Note 6).

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2018, is as follows:

Net capital	$	1,569,891
Required net capital		165,756
Excess net capital	$	1,404,135
Ratio of aggregate indebtedness to net capital		1.58 to 1

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, the date on which the financial statement was available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement, except as disclosed below.

401(k) Safe Harbor Contribution

A safe harbor contribution of $22,835 was funded on January 22, 2019, for the plan year ended December 31, 2018 and has been included in accounts payable and accrued expenses in the accompanying statement of financial condition (Note 4).

Accounts Receivable

The Company had a receivable totaling $50,000 related to a client engagement agreement payment. These funds were received from the client on January 1, 2019 via ACH transfer (Note 1).

Sale of Intrepid Members' Interest

On January 1, 2019, the members of Intrepid Investment Bankers LLC sold their outstanding interests to MUFG Union Bank. Intrepid is now a fully owned subsidiary of MUFG Union Bank.

NOTE 7. EFFECTS OF IMPLEMENTATION OF ASU 2014-09

As described in Note 2, the Company implemented ASU2014-9 on January 1, 2018, using the full retrospective approach. As a result, certain previously reported amounts at December 31, 2017 have been restated.

The following table shows the effects of the implementation of ASU 2014-09 as of December 31, 2017:

	Prepaid Expenses	Deferred Revenue	Members' Equity	Net Income
As previously reported, December 31, 2017	$43,020	$75,000	$15,439,796	$13,356,608
Impact of implementation of ASU 2014-09	$133,716	$332,046	($198,330)	($198,330)
As restated, December 31, 2017	$176,376	$407,046	$15,241,466	$13,158,278